Exhibit 99.1

NR-21-01

GOLD RESERVE ANNOUNCES GRANT OF STOCK OPTIONS

SPOKANE, WASHINGTON, January 7, 2021

Gold Reserve Inc. (TSX.V: GRZ) (OTCQB: GDRZF) (“Gold Reserve” or the “Company”) announces the grant of 50,000 stock options to Robert A. McGuinness, Chief Financial Officer of the Company. The stock options granted today are exercisable at US $1.61, have a 10-year term, and have been issued under the Company’s existing 2012 Equity Incentive Plan.

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov, and www.sedar.com.

Gold Reserve Inc. Contact
A. Douglas Belanger, President
999 W. Riverside Ave., Suite 401
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”